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SEC MISSION

‖‖‖‖‖‖‖ 11020897

Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2011

FACING PAGE   Washington, DC
110

SEC FILE NUMBER
8- 438 52

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** AND ENDING **12/31/10**
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMBC Nikko Securities America, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

277 Park Avenue

(No. and Street)

New York   **New York**   **10172**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryo Suzuki, President   **(212) 224-5004**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP

(Name – *if individual, state, last, first, middle name*)

345 Park Avenue   **New York**   **New York**   **10154**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ **Certified Public Accountant**
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Ryo Suzuki**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Nikko Securities America, Inc.**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

POLYMNIA MAKRILLOU
Notary Public, State of New York
No. 01MA6136212
Qualified in Kings County
Commission Expires March 18, 20 14

_____
Signature

President

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$ 6,106,273
Securities purchased under agreements to resell	198,345,710
Securities owned, at market value	15,001,845
Receivable from brokers, dealers and clearing organization	1,427,345
Receivable from customers	15,725,173
Deferred tax assets	333,790
Other assets	905,414
Total assets	$ 237,845,550

Liabilities and Stockholders' Equity

Liabilities:	
Securities sold under agreements to repurchase	$ 118,344,710
Accounts payable, accrued expenses, and other liabilities	3,393,142
Payable to brokers, dealers and clearing organization	479,844
Total liabilities	122,217,696
Commitments and contingencies	
Subordinated liabilities	25,000,000
Stockholders' equity:	
Common stock:	
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 5 shares	—
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 995 shares	100
Class C, $0.10 par value. Authorized 1,000 shares; issued and and outstanding 111 shares	11
Additional paid-in capital	48,812,217
Retained earnings	41,815,526
Total stockholders' equity	90,627,854
Total liabilities and stockholders' equity	$ 237,845,550

See accompanying notes to statement of financial condition.

2

(1) Organization

SMBC Nikko Securities America, Inc. (formerly SMBC Securities, Inc.) (the Company or SMBC SI), an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC), is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD), and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule. SMBC, the parent, owns 80% of the Class A common stock and 100% of the Class B common stock, SMBC Financial Services, Inc., a wholly owned subsidiary of SMBC, owns 20% of the Class A common stock. On November 19, 2010 the Company authorized 1,000 Class C shares. On December 1, 2010, Nikko Cordial Securities, Inc., which was acquired by SMBC on October 1, 2009, purchased 111 of the Class C shares for $8,812,328, representing 100% of the currently issued Class C shares.

The Company mainly acts as an introducing broker by providing services to assist in the sale of securities which are underwritten by affiliated and unaffiliated entities. The Company also engages in the trading of U.S. government and agency securities and enters into repurchase and reverse repurchase agreements, which include managing a matched book. The Company provides trade execution services, and also acts as an originator, placement, and facility agent in connection with the origination and servicing of asset-backed transactions.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ materially from those estimates.

(b) Recently Issued Accounting Standards

In June 2009, the FASB issued ASC 810-10-65 formerly known as FASB SFAS No. 167, Amendments to FASB ASC 810-10-05. FASB ASC 810-10-65 is a revision to FASB ASC 810-10-05, Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting, or similar rights, should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Notes to Statement of Financial Condition

December 31, 2010

and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. FASB ASC 810-10-65 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. FASB ASC 810-10-65 is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. The Company adopted FASB ASC 810-10-65 effective January 1, 2010. The implementation of this standard did not have material impact on the Company's statement of financial condition.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (SFAS 166) (now incorporated into ASC 860), which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company adopted SFAS 167 effective January 1, 2010. The implementation of this standard did not have a material impact on the Company's statement of financial condition.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. The ASU requires disclosing the amounts of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and describing the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. The Company adopted ASU 2010-06 as of January 1, 2010. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 of the fair value measurement hierarchy will be required for fiscal years beginning after December 15, 2010. The implementation of this standard did not have a material impact on the Company's statement of financial condition, as the Company did not have significant transfers in or out of Levels 1 and 2 and had no Level 3 assets or liabilities.

(c) ***Cash and Cash Equivalents***

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold, and was $6,106,273 at December 31, 2010.

(d) ***Securities Purchased under Agreements to Resell***

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased, plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

The market value of collateral accepted or pledged by the Company under reverse repurchase agreements and repurchase agreements was $198,887,943 and $119,328,680 at December 31, 2010, substantially all of which has been resold or repledged. Collateral received from counterparties is valued daily, and should the market value of the securities received decline below the principal amount loaned plus, accrued interest, additional collateral is requested when appropriate.

(e) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight line basis over the assets' estimated useful lives, ranging from three to five years. Amortization on leasehold improvements is provided on a straight line basis over the lesser of the terms of the related leases or useful lives of the improvements. As of December 31, 2010, all of the Company's furniture, equipment, and leasehold improvements have been fully depreciated for book purposes.

(f) *Income Taxes*

The Company provides for all income taxes in accordance with the asset and liability method of accounting required under FASB ASC 470. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) *Securities Owned*

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are carried at fair value, with unrealized gains and losses reflected in the accompanying statement of income. Interest income and expense are recorded on an accrual basis.

At December 31, 2010, securities owned consist of one U.S. Treasury bill, which is pledged to a clearing organization as collateral.

(3) Financial Instruments

Effective December 1, 2007, the Company adopted ASC 820 *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for

additional fair value measures. Pursuant to FASB ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

As of December 31, 2010, the Company's financial instruments consist of securities purchased under agreements to resell, securities sold under agreements to repurchase and securities owned. Securities purchased under agreements to resell, and securities sold under agreements to repurchase are treated as financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. This amount approximates fair value. Securities owned are carried at fair value.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices. This category also includes financial instruments that are valued using alternative approaches but for which the Company typically receives independent external valuation information including U.S. Treasuries. As of December 31, 2010, the Company has one U.S. Treasury Security which it classifies as Level 1 with a fair value of $14,999,393.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. As of December 31, 2010, the Company has no assets or liabilities carried at fair value that it classifies as Level 2.

Level 3 includes financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. As of December 31, 2010, the Company has no assets or liabilities carried at fair value that it classifies as level 3.

In determining the appropriate levels, the Company performs an analysis of the assets and liabilities that are subject to FASB ASC 820. Based on the Company's analysis, the securities owned are based on independent external valuation information and are classified as Level 1.

(4) **Related-Party Transactions**

In the normal course of business, the Company engages in transactions with SMBC and affiliated companies including SMBC NY Branch, SMBC Tokyo, SMBC Capital Markets, Inc. (SMBC-CM), SF Virgin Islands Limited (SFVI), Manhattan Asset Funding Company LLC and SMBC Nikko Capital Markets Limited. These transactions include but are not limited to securities purchased under agreements to resell and securities sold under agreements to repurchase transactions, trade execution, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying financial statements:

Statement of financial condition:

Securities purchased under agreements to resell	$	118,344,710
Receivable from customers (SMBC NY Branch, SFVI)		14,023,761
Subordinated liabilities (SMBC)		25,000,000
Accounts payable, accrued expenses, and other liabilities		2,090,386
Cash and cash equivalents		205,189

The Company has variable interests as defined by FASB ASC 810-10-65 in an affiliated variable interest entity (VIE) in the form of fees earned for providing facility and origination services to that entity. The Company has no assets or liabilities reported in its statement of financial condition as of December 31, 2010 that relate to the Company's variable interest in that VIE, and has no exposure to its losses. The Company is not the primary beneficiary of the VIE as defined by FASB ASC 810-10-65 as it does not have the power to direct the activities that most significantly impact the VIE's financial performance and has no obligations to absorb the VIE's losses. Such power and obligations are shared by other entities. As such, the Company does not consolidate the accounts of the VIE in this statement of financial condition.

(Continued)

(5) Subordinated Liabilities

The Company has a $25,000,000 subordinated loan agreement with SMBC. The loan matures on February 28, 2013, and bears interest at the three month London Interbank Offered Rate (LIBOR) plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

(6) Commitments and Contingencies

At December 31, 2010, the Company had an uncommitted line of credit from SMBC for $50 million. No amounts were drawn under this facility as of December 31, 2010.

The Company occupies office space under a non-cancelable sublease with SMBC, which expires on June 30, 2021. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under its prime lease.

Future minimum rentals under the sublease are estimated as follows:

2011	$ 250,145
2012	257,649
2013	265,378
2014	273,340
2015	281,540
2016 and thereafter	1,705,179
	$ 3,033,231

In 2010, the Company expanded its office space by taking over a lease from Nikko Cordial Securities, Inc., which expires on December 31, 2014.

Future minimum rentals under the assigned lease are estimated as follows:

2011	$ 262,680
2012	265,809
2013	268,938
2014	272,067
	$ 1,069,494

8   (Continued)

The Company is involved in litigation arising in the normal course of business from time to time. Based upon discussions with counsel, it is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(7) **Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company executes, settles, and finances proprietary securities transactions. These activities expose the Company to off balance sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company enters into transactions in financial instruments with off balance sheet risk in order to reduce its own exposure to market and interest rate risk and in connection with its normal trading activities. These financial instruments include forward and futures contracts, interest rate swaps, contractual commitments, and the writing of options, each of which contains varying degrees of off balance sheet risk whereby changes in the market values of the securities or money market instruments underlying the financial instruments may be in excess of the amounts recognized in the accompanying statement of financial condition.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties, including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements that may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The Company has no outstanding derivative financial instruments as of and for the year ended December 31, 2010.

(8) **Net Capital Requirements**

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of the NASD and SEC Rule 15c3-1. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. As of December 31, 2010, the Company's net capital was $98,661,024, which exceeded the required minimum by $98,411,024.

(Continued)

(9) Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740 *Income Taxes.* FASB ASC 740 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Deferred tax assets and liabilities primarily relate to tax basis differences on unrealized gains on securities owned and depreciation. FASB ASC 740, which the Company adopted as of January 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2010, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken. If interest and penalties were to be required to be accrued in the future, it is Company policy that such amounts would be a component of the provision for income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets as of December 31, 2010 are as follows:

Depreciation	$	333,790
Deferred tax assets	$	333,790

Although realization is not assured for the above deferred tax assets, management believes it is more likely than-not that they will be realized through future taxable earnings.

The Company is no longer subject to U.S. federal, state, and local tax audits for tax years prior to 2006 and is not currently undergoing any such audits.

(Continued)

(10) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan and a defined contribution 401 (k) plan sponsored by its parent, SMBC. The plans cover all eligible local employees. Retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 15% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. During 2010, the Company contributed $169,208 to the plans, which is included in compensation and benefits on the statement of income.

(11) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2010 consist of the following:

	Receivable	Payable
Receivable from/payable to brokers and dealers	1,427,345	479,844
Total	$ 1,427,345	479,844

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
SMBC Nikko Securities America, Inc.:

In planning and performing our audit of the financial statements of SMBC Nikko Securities America, Inc. (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011



SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

SMBC NIKKO SECURITIES AMERICA, INC.

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
SMBC Nikko Securities America, Inc.:

We have audited the accompanying statement of financial condition of SMBC Nikko Securities America, Inc., (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SMBC Nikko Securities America, Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.



February 28, 2011



SMBC NIKKO SECURITIES AMERICA, INC
(An Indirect Wholly Owned Subsidiary of Sumitomo Mitsui Banking Corporation)

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2010

(With Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
SMBC Nikko Securities America, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by SMBC Nikko Securities America, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries evidenced by copies of actual check disbursements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2011

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

SMBC Nikko Securities America, Inc.
Schedule of General Assessment Reconciliation
Year Ended December 31, 2010

Total revenue (FOCUS Line 12/Part IIA Line 9)	31,918,899
Additions:	
None	-
Deductions:	
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers' acceptances or commercial paper that mature nine months or less from issuance date.	(969,931)
Total interest and dividend expense	(1,032,836)
SIPC Net Operating Revenues	29,916,132
General Assessment @ .0025	74,790
Less: payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4	(34,740)
Less: prior overpayment applied	-
Assessment balance due or (overpayment)	40,050